CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-96973 and 333-130932 on Forms S-3 of our report dated March 2, 2006, (which report on the consolidated financial statements expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles for: conditional asset retirement obligations in 2005 and asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, and the consolidation of variable interest entities in 2003), relating to the consolidated financial statements of Virginia Electric and Power Company (a wholly-owned subsidiary of Dominion Resources, Inc.), appearing in this Annual Report on Form 10-K of Virginia Electric and Power Company for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP

Richmond, Virginia

March 2, 2006